Sent **Untitled Campaign Created 2025/07/11, 12:23:18 PM**

**Details** Reporting Heat Map



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| | |
|---|---|
| Subject | Multi Drug (Narcotic) Breath Testing in the Palm of your Hand (Coming Soon) |
| Pre header | You don't want to miss this. |
| From name | Epinal, Inc. |
| Sent | July 11th 2025 at 3:33 pm EDT |
| From Address | dwight@epinalinc.com |
| Reply to address | dwight@epinalinc.com |
| Lists | BIO Show 2025, HR Tech 2024 - Contacts, HR Tech 20... Show more |
| Email link | https://conta.cc/44GN74p |
| Resend to … ers | Sent on July 14th 2025 at 8:30 am EDT |